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                                                           FOR IMMEDIATE RELEASE

                                                                       Contacts:
                                                                  George Lombard
                                                                Chairman and CEO
                                                   Signal Technology Corporation
                                                                  (978) 774-2281

                                                                  David Reichman
                                                 Sharon Merrill Associates, Inc.
                                                                  (617) 542-5300

                     SIGNAL TECHNOLOGY ANNOUNCES ACQUISITION
                            AGREEMENT WITH CRANE CO.

        Crane Co. to Commence All-Cash Tender Offer for $13.25 Per Share

DANVERS, MA, APRIL 17, 2003 -- Signal Technology Corporation (NASDAQ: STCO), a provider of electronic components, subsystems and system solutions for defense and space applications, announced today that it has signed a definitive agreement to be acquired by Crane Co. (NYSE: CR). Under the terms of the agreement, Crane Co. will commence an all-cash tender offer to acquire all of the outstanding shares of Signal Technology for $13.25 per share.

The purchase price of $13.25 per common share represents a 17.6% premium over the closing price on April 15, 2003 and a 29.4% premium over the average closing price since the beginning of the year. The aggregate value of the transaction is approximately $153 million.

Signal Technology's board of directors has unanimously approved the agreement and has voted to recommend that the Company's stockholders accept the tender offer. Certain Signal Technology officers and directors and their family members and affiliated trusts have agreed to tender their shares into the offer. These individuals hold approximately 17% of Signal Technology's fully diluted outstanding shares.

The transaction is subject to certain closing conditions, including the tender of a majority of Signal Technology's fully diluted shares and the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. If shares representing at least 90% of Signal Technology's outstanding common stock are received, the transaction is expected to close no later than mid-June. If a majority but less than 90% of the shares are tendered, a meeting of Signal Technology's stockholders would be required to approve a cash merger for the remaining shares of Signal Technology at the same price of $13.25 per share. In that case, the transaction is expected to be completed by mid-August. Following the transaction, Signal Technology will become a wholly owned subsidiary of Crane Co.

George Lombard, Signal Technology Chairman and Chief Executive Officer, said, "Our board of directors is unanimous in its view that this offer represents excellent value for Signal Technology and its stockholders. In addition, we believe that our defense electronics product roadmap and growing presence as systems integrators will position the Signal Technology employee team as key contributors to Crane Co.'s growth and profitability going forward."

This news release is for informational purposes only and is neither an offer to purchase shares of Signal Technology nor a solicitation/recommendation statement under the rules and regulations of the U.S. Securities and Exchange Commission
(SEC). When the tender offer is commenced, Crane Co. will file a tender offer statement with the SEC, and Signal Technology will file with the SEC a solicitation/recommendation statement. Signal Technology shareholders are urged to carefully read the offering materials and solicitation/recommendation statement before making any decision with respect to the tender offer. The offer to purchase and other offer documents included in the tender offer statement, as


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well as the solicitation/recommendation statement, will be made available to all
Signal Technology shareholders at no expense to them. Security holders may obtain a free copy of the solicitation/recommendation statement (when available) and other documents filed with the SEC by Signal Technology at the SEC's website at http://www.sec.gov.

CONFERENCE CALL

In conjunction with this news release, Signal Technology will host a conference call for investors at 11:30 a.m. Eastern time tomorrow, April 17, 2003. The call will be webcast live. Those interested in listening to the webcast should visit Signal Technology's website (www.sigtech.com), and click on the "Corporate Information" link. The call will be archived on the website for one week. Those who wish to access the conference call by telephone may dial 800.406.5356 or
913.981.5572. The confirmation code is 347395. A dial-in replay of the conference call will be available for one week. The replay numbers are
888.203.1112 or 719.457.0820; confirmation code 347395.

ABOUT CRANE CO.

Crane Co. is a diversified manufacturer of engineered industrial products. Crane Co. is traded on the New York Stock Exchange (NYSE: CR). The company's products have primary application in the aerospace, hydrocarbon processing, petrochemical, chemical, power generation, automated merchandising and transportation industries. Crane is focused on serving five business segments:
Aerospace, Fluid Handling, Engineered Materials, Merchandising Systems and Controls. Founded in 1855, Crane employs approximately 9,500 people in North America, Europe, Asia and Australia. For further information about Crane Co., please visit the company's website at www.craneco.com.

ABOUT SIGNAL TECHNOLOGY CORPORATION

Signal Technology is a leader in developing state-of-the-art electronic components, subsystems and system solutions for defense and space applications. The Company manufactures a wide range of RF, microwave and millimeter wave products, power conversion systems and power supplies. These devices are used in military communications networks, and in systems related to electronic countermeasures, precision guidance, radar, intelligence, surveillance and reconnaissance. The Company sells its products to defense prime contractors worldwide. For further information about Signal Technology, please visit the Company's website at www.sigtech.com.

SAFE HARBOR STATEMENT

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The statements made in this news release that are not historical facts contain forward-looking information that involves risks and uncertainties. These forward-looking statements include statements regarding the benefits and timing of the expected completion of the tender offer and merger; and certain other statements identified or qualified by words such as "likely", "will", "suggests", "may", "would", "could", "should", "expects", "expected", "anticipates", "estimates", "plans", "projects", " projected", "believes", "is optimistic about", or similar expressions (and variants of such words or expressions). Important factors that may cause actual results to differ include, but are not limited to risks detailed from time to time in the company's Securities and Exchange Commission filings. Signal Technology assumes no obligation to update the information included in this news release.